                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                              NAMSCO CORPORATION
                           (NAME OF SUBJECT COMPANY)

                   NMS ACQUISITION COMPANY, L.L.C. (BIDDER)

                        SENIOR CONVERTIBLE DEBENTURES,
                              DUE AUGUST 2, 2003
                        (TITLE OF CLASS OF SECURITIES)

                                   630001AG0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                           Copy to:
Paul Luke                                  Steven L. Clark, Esq.
NMS Acquisition Company, L.L.C.            Chapman and Cutler
6416 Pacific Highway East                  111 West Monroe Street
Tacoma, Washington  98424                  Chicago, Illinois  60603
(206) 922-0355                             (312) 845-3000

                    (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                           Calculation of Filing Fee

       Transaction                                   Amount of
       Valuation*                                    Filing Fee
       $1,171,631.00                                  $235.00


--------------------------------
 * For purposes of calculating the filing fee only. This amount assumes the purchase of all $5,858,154.82 Principal Amount of Senior Convertible Debentures, due August 2, 2003 (the "Debentures") of the subject company for 20% of their Principal Amount.
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[ ]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:
     Form or Registration Number:
     Filing Party:
     Date Filed:

1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     NMS Acquisition Company, L.L.C.
     NMS Holding Company L.L.C.
     PLM Consulting Group, LLC
     Michael A. Price
     Thomas W. Price
     Kenneth W. McCarthy, Jr.
     Paul B. Luke

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)


6.   Citizenship or Place of Organization

     Delaware
     Delaware
     Delaware
     U.S.A.
     U.S.A.
     U.S.A.
     U.S.A.

7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     0
     0
     0
     0
     0
     0
     0

8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)


9.   Percent of Class Represented by Amount in Row (7)

     0%
     0%
     0%
     0%
     0%
     0%
     0%

10.  Type of Reporting Person (See Instructions)

     CO
     CO
     CO
     IN
     IN
     IN
     IN

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ITEM 1.   SECURITY AND SUBJECT COMPANY.

          (a) This Schedule relates to Senior Convertible Debentures, due August 2, 2003 (the "Debentures") of NAMSCO Corporation (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is: East 122 Montgomery, Spokane, Washington 99205.

          (b) This Schedule relates to the offer by NMS Acquisition Company, L.L.C. (the "Offeror") to purchase all $5,858,154.82 Principal Amount of the Debentures for cash at 20% of their Principal Amount upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 1996 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

          (c) The information set forth under the captions "Certain Considerations" and "Market and Trading Information" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)-(d) The information set forth in "Summary" of the Offer to Purchase is incorporated herein by reference.

          (e)-(g) During the last five years, neither the Purchaser nor, to the best of the knowledge of the Purchaser, any person named under "Summary" in the Offer to Purchase nor any affiliate of the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

          (a)-(b) Other than as set forth in the Offer to Purchase, since January 1, 1993, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates, or any directors or executive officers of any such affiliates.

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ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

          (b)-(c)   Not applicable.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

          (a)-(g) The information set forth under the caption "The Tender Offer - Purpose of the Tender Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a) and (b)   Not Applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

          The information set forth in "Summary" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

          The information set forth under "Information Agent" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

          Not applicable.

Item 10.  Additional Information.

          (a)-(e)   None.

          (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

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ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)(4)   Supplement to Offer to Purchase dated January 15, 1997.

                                  SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  January 14, 1997

NMS ACQUISITION COMPANY, L.L.C.
NMS HOLDING COMPANY L.L.C.
PLM CONSULTING GROUP, LLC

By:  /s/      Paul Luke
     -------------------------------
              Paul Luke

Michael A. Price

By: /s/ Michael A. Price
   ---------------------
      Michael A. Price

Thomas W. Price

By: /s/ Thomas W. Price
   --------------------
     Thomas W. Price

Kenneth W. McCarthy, Jr.

By: /s/ Kenneth W. McCarthy, Jr.
   -----------------------------
      Kenneth W. McCarthy, Jr.

Paul B. Luke

By: /s/ Paul B. Luke
   -----------------
     Paul B. Luke


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